EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated February 27, 2019, with respect to the balance sheet of Barrel Energy, Inc. as of September 30, 2018, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the period then ended, appearing in the Annual Report on Form 10-K for the year ended September 30, 2018. Our report dated February 27, 2019, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

July 17, 2019